EXHIBIT 99.1
                             MATERIAL CHANGE REPORT

                Subsection 75(2) of the Securities Act (Ontario)
           and equivalent sections in the Securities Acts of Alberta,
                    British Columbia, Quebec and Nova Scotia

1.    Reporting Issuer

Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560
200 Burrard Street
Vancouver, BC  V6C 3L6

2.    Date of Material Change

January 15, 2003

3.    Press Release

A press release with respect to the material change referred to in this report was issued on January 15, 2003 and subsequently filed on SEDAR.

4.    Summary of Material Change

Wheaton River Minerals Ltd. ("Wheaton River") announced that it has entered into a letter of intent with Rio Tinto Limited ("Rio Tinto") to acquire Rio Tinto's 25% interest in the low cost Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. Between 2003 and 2005, the mines to be acquired are estimated to produce an average of 269,500 ounces of gold annually at a cash cost of US$74 per ounce.

The acquisition will transform Vancouver-based Wheaton River into the 8th largest Canadian gold producer with estimated production in 2003 of 458,500 gold equivalent ounces (371,000 gold ounces and 6.4 million silver ounces). As a result of the acquisition:

o Wheaton River will significantly reduce its estimated cash cost per gold equivalent ounce from an estimated US$187 in 2002 to US$124 in 2003 (including by-product copper credits).

o Proven and probable reserves will quadruple from 0.8 million gold equivalent ounces as at December 31, 2001 to over 3.3 million gold equivalent ounces.

o Free cash flow will increase substantially due to the mature nature of the mining assets being acquired.

Wheaton River proposes to acquire 50% of the outstanding shares of Musto Explorations (Bermuda) Limited ("MEB"), which in turn holds 50% of the outstanding shares of Minera Alumbrera Limited ("MAL"), the owner of the


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                                      -2-


Alumbrera project. In addition, Wheaton River proposes to acquire all of the outstanding shares of Peak Gold Mines Pty. Ltd. ("PGM"), the owner of the Peak gold mine.

The acquisition is subject to Wheaton River and Rio Tinto entering into a definitive agreement of purchase and sale. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents, waiver of pre-emptive rights, satisfaction of customary closing conditions and Wheaton River raising the required financing. Wheaton River expects that the transaction will close by the end of February 2003.

5.    Full Description of Material Change

Wheaton River announced that it has entered into a letter of intent to acquire Rio Tinto's 25% interest in the low cost Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. Between 2003 and 2005, the mines to be acquired are estimated to produce an average of 269,500 ounces of gold annually at a cash cost of US$74 per ounce.

The acquisition will transform Vancouver-based Wheaton River into the 8th largest Canadian gold producer with estimated production in 2003 of 458,500 gold equivalent ounces (371,000 gold ounces and 6.4 million silver ounces). As a result of the acquisition:

o Wheaton River will significantly reduce its estimated cash cost per gold equivalent ounce from an estimated US$187 in 2002 to US$124 in 2003 (including by-product copper credits).

o Proven and probable reserves will quadruple from 0.8 million gold equivalent ounces as at December 31, 2001 to over 3.3 million gold equivalent ounces.

o Free cash flow will increase substantially due to the mature nature of the mining assets being acquired.

One of the terms of the transaction will permit Wheaton River to defer the payment of up to US$70 million of the US$210 million total purchase price for up to 24 months. The deferred consideration will bear interest at a rate of LIBOR plus 2% per annum and will be secured against the interests in Alumbrera and Peak to be acquired by Wheaton River. The deferred consideration will not require any gold hedging, and Wheaton River will remain an unhedged producer. Based on current metal prices, Wheaton River believes that cash flow from its existing Mexican operations and its newly acquired assets will enable Wheaton River to be in a positive net cash position by December 31, 2004.

The acquisition is subject to Wheaton River and Rio Tinto entering into a definitive agreement of purchase and sale. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents, waiver of pre-emptive rights, satisfaction of customary closing conditions and Wheaton River raising the required financing. Wheaton River expects the transaction to close by the end of February 2003.

BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners acted as financial advisors to Wheaton River in connection with this acquisition.

Wheaton River engaged Micon International Limited ("Micon") to prepare a technical report on Alumbrera and Peak in accordance with National Instrument 43-101 of the Canadian Securities Administrators. The information herein on mineral reserves and mineral resources and future production estimates is extracted from the Micon report. Harry Burgess, P. Eng., mining engineer, Terry Hennessey, P. Geo., geologist, and David Wells, C. Eng., metallurgist, of Micon, all "qualified persons" within the meaning of NI 43-101, have confirmed the technical information regarding the Alumbrera project and Peak gold mine contained in this material change report derived from the Micon report and have reviewed it for adequacy and completeness.

The Micon report is based primarily on information provided to Micon by MAL and PGM via Rio Tinto. M.I.M. Holdings Limited is the operator of MAL. In the event that the actual mine plan for Alumbrera is different from the mine plan used by Micon, future production estimates will vary.

Alumbrera Mine

The Bajo de la Alumbrera gold-copper mine in Argentina has been developed into a world class mine by operator MIM Holdings Limited of Australia. Bajo de la Alumbrera commenced commercial production in February 1998 and has a remaining mine life of at least 10 years. Production for the year ended June 30, 2002 totalled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a by-product) and 199,550 tonnes of copper. For the six months ended December 31, 2002, production totalled 354,000 ounces of gold at a cash cost of negative US$90 per gold ounce (copper treated as a by-product) and 101,500 tonnes of copper. Over the next five years, the operation is expected to average 540,000 ounces of gold and approximately 180,000 tonnes of copper per year, of which Wheaton River's share would average 135,000 ounces gold and 45,000 tonnes copper per year. As at June 30, 2002, Alumbrera had proven and probable mineral reserves of 7.1 million ounces of gold and 1.9 million tonnes of copper.

Alumbrera is a large-scale open pit gold-copper mine located in northwest Argentina at a moderate elevation of 2,600 metres above sea level. Alumbrera processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for 80,000 tonnes per day, the mine produced approximately 600,000 ounces of gold and approximately 160,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of


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                                      -4-


copper in 2002. Alumbrera produces a clean concentrate, which is in demand by smelters worldwide.

As at December 31, 2002, MAL had US$79.3 million cash on hand, senior project debt outstanding of US$262.7 million and subordinated shareholder loans outstanding of US$268.4 million. The project debt is non-recourse to shareholders of MAL.

Mineral Reserves

The following table sets forth the Ore Reserves (of which Wheaton River will own a 25% interest) for the Alumbrera project as at June 30, 2002.

                     Proved and Probable Ore Reserves(1)(2)

--------------------------------------------------------------------------------
                                                            Contained  Contained
                                      Gold Grade   Copper     Gold      Copper
                            Tonnes    (grams per   Grade    (million   (million
Material        Category   (million)    tonne)      (%)      ounces)    tonnes)
--------------------------------------------------------------------------------
In Situ(3)      Proved       224.3       0.67       0.58      4.83       1.301
                ----------------------------------------------------------------
                Probable      41.7       0.64       0.55      0.86       0.229
                ----------------------------------------------------------------
                Total        266.0       0.67       0.58      5.69       1.530
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stockpiles(4)   Proved       104.4       0.42       0.36      1.41       0.376
                ----------------------------------------------------------------
                Probable        --         --         --        --          --
                ----------------------------------------------------------------
                Total        104.4       0.42       0.36      1.41       0.376
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total           Proved       328.7       0.59       0.51      6.24       1.677
                ----------------------------------------------------------------
                Probable      41.7       0.64       0.55      0.86       0.229
                ----------------------------------------------------------------
                Total        370.4       0.60       0.51       7.1       1.905
--------------------------------------------------------------------------------

(1) The Ore Reserves for the Alumbrera mine set out in the table above have been prepared under the overall direction of David Keough, Chief Geologist at Minera Alumbrera Limited, and reviewed by Harry Burgess, P.Eng., mining engineer, and Terry Hennessey, P.Geo., geologist, at Micon. The Ore Reserves are classified as Proved and Probable, and are based on the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP world wide standards. It is Micon's opinion that the Proved and Probable Ore Reserves prepared by Minera Alumbrera Limited staff are the equivalent of proven and probable mineral reserves under the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000.

(2) The Ore Reserves were estimated by fitting a pit shell to the mineral resource block model and the surrounding waste. Metal prices of $0.88 per pound copper and $298 per ounce gold were used in the pit design.

(3) Using a cut-off grade of 0.28% payable equivalent copper at $280 per ounce gold and $0.95 per pound copper.

(4)   Historically, the mine has operated using various cut-off criteria.

Financial and Operating Summary

The following table sets out certain selected financial and operating data for MAL for the years ended June 30, 2002 and 2001. The data has been derived from audited financial statements of MAL for the years ended June 30, 2002 and 2001 prepared in accordance with Australian generally accepted accounting principles.


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                                      -5-


                                             Year ended June 30
                                             ------------------
                                             2001          2002
                                             ----          ----
Operational Data
Gold Production              000s oz          577           759
Cash Costs                    US$/oz           (1)          (18)
Average Gold Price            US$/oz          298           309

Income Statement Data
Revenue                        US$mm          451           527
EBITDA                         US$mm          210           230
EBITDA Margin                    %             47            44
Net Income                     US$mm           19           154

Cash Flow Data
Operating Cash Flow            US$mm           89           165

Cash costs are furnished to provide additional information and are not measures prepared in accordance with generally accepted accounting principles ("GAAP"). This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and are not necessarily indicative of operating profit or cost from operations as determined under GAAP. Cash costs are calculated in accordance with "The Gold Institute Production Cost Standard". The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers.

The Alumbrera project commenced commercial production in February 1998 after the expenditure of approximately US$1.233 billion of development capital. After additional capital expenditure of approximately US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Approximately US$29 million, US$18 million and US$30 million was expended in fiscal years 2000, 2001 and 2002, respectively, and a further US$28 million, US$21 million, US$16 million and US$10 million is estimated to be spent in fiscal years 2003, 2004, 2005 and 2006, respectively. Of the fiscal 2003 capital, only US$5 million represents expansion capital, for completing the mill expansion, with the remainder allocated for on-going sustaining capital.

Estimated gold and copper production for fiscal 2003 through fiscal 2006 are presented in the table below:

                                             2003     2004     2005     2006
                                             ----     ----     ----     ----

     Gold Production ('000 ounces)            617      649      529      529
     Copper in Concentrate ('000 tonnes)      198      196      175      177

Cash costs estimates for fiscal 2003 through fiscal 2006 are presented in the table below:

     Cash Costs(1)                           2003     2004     2005     2006
     ----------                              ----     ----     ----     ----

     Per Ounce Gold (US$/oz)                (22.62)  (67.78)  (37.32)  (41.73)
     Per Pound Copper (US$/lb)                0.21     0.21     0.31     0.31


----------
(1)   Net of by-product credits.


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                                      -6-


Peak Gold Mine

The Peak gold mine in Australia is comprised of several underground mines, a small open pit mine and a gold and copper concentrator. Production in 2001 totalled 100,800 ounces of gold at a cash cost of US$189 per ounce. In the nine months ended September 30, 2002, production totalled 77,100 ounces of gold at a cash cost of US$203 per ounce. Production for 2002 is estimated to be 102,400 ounces of gold at a cash cost of US$192 per ounce. Production is expected to average 110,000 ounces of gold per year at a cash cost of US$189 per ounce until the end of the current mine life in 2007. Wheaton River believes that further exploration at Peak may extend the mine life. As at December 31, 2001, Peak had proven and probable mineral reserves of 731,000 ounces of gold.

The Peak gold mine properties are in the vicinity of Cobar, New South Wales, Australia, approximately 600 kilometres west of Sydney. The mining leases and licences cover approximately 350 square kilometres surrounding the Peak gold mine.

Mine production operations are located in two distinct underground zones and a small open pit operation. The two underground zones are known as New Occidental and Perseverance, while the open pit is the near surface remnants of the now closed underground New Cobar operation. Production operations have been underway at New Occidental since December 2001, while development reached the Perseverance zone in the fall of 2002. The facilities have produced and treated approximately 600,000 tonnes per year of gold and copper bearing ore.

The New Cobar open pit is scheduled to be completed in 2003, when mined ore will remain stockpiled for subsequent treatment. The original flexible process design required by the variability of the Peak ore zones, consisting of semi-autogenous milling, gravity, sulphide flotation, cyanide leaching, carbon in leach absorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The main mill modifications for processing New Cobar and New Occidental ores were completed in August 2001. Several exploration targets are being evaluated in the mine area.

Mineral Reserves and Resources

The following table sets forth the Ore Reserves for the Peak gold mine as at December 31, 2001:


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                                      -7-


                  Proved and Probable Ore Reserves(1)(2)(3)(4)

--------------------------------------------------------------------------------
                             Gold Grade      Copper      Contained     Contained
                 Tonnes      (grams per      Grade         Gold          Copper
Category        (million)      tonne)         (%)        (ounces)       (tonnes)
--------------------------------------------------------------------------------
Proved            0.74          4.6           0.1         109,400            740
--------------------------------------------------------------------------------
Probable          2.51          7.7           0.2         621,400          5,020
--------------------------------------------------------------------------------
Total             3.25          7.0           0.2         730,800          5,760
--------------------------------------------------------------------------------

----------
(1) The Ore Reserves for the Peak gold mine properties set out in the table above have been prepared by PGM and reviewed by Harry Burgess, P.Eng., mining engineer, and Terry Hennessey, P.Geo., geologist, at Micon. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code. It is Micon's opinion that the Proved and Probable Ore Reserves prepared by Peak Gold Mines Pty. staff are the equivalent of proven and probable mineral reserves under the CIM standards.

(2) The Ore Reserves were estimated using either a 2 dimensional kriging method or a 3 dimensional kriging method, constrained by geological and grade domains.

(3) A dilution factor of 14%, at 0 grams per tonne, and a mining recovery of 95%, was applied, based on dilution experience with Peak gold mine stopes.

(4) The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

-------------------------------------------------------------------------------------
Deposit            Recovery (%)   Dilution (%)   Cut-Off Grade (grams per tonne gold)
-------------------------------------------------------------------------------------
New Occidental     95             14             4
-------------------------------------------------------------------------------------
Peak Mine          95             14             4
-------------------------------------------------------------------------------------
Perseverance       95             21             4
-------------------------------------------------------------------------------------
New Cobar          98             5              1.24 - 1.51 dependent on ore type
-------------------------------------------------------------------------------------

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This material change report uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources for the Peak gold mine as at December 31, 2001:

         Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4) (excluding resources converted to proved and probable ore reserves)

--------------------------------------------------------------------------------
                            Tonnes          Gold                  Copper
Category                    (x 10(6))       (grams per tonne)     (%)
--------------------------------------------------------------------------------
Measured                    0.11            2.2                   0.0
--------------------------------------------------------------------------------
Indicated                   0.59            2.6                   0.7
--------------------------------------------------------------------------------
Measured + Indicated        0.70            2.6                   0.6
--------------------------------------------------------------------------------
Inferred                    2.75            5.0                   1.2
--------------------------------------------------------------------------------


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                                      -8-


----------
(1) The Mineral Resources for the Peak gold mine properties set out in the table above have been prepared by PGM and Terry Hennessey, P.Geo., geologist, at Micon. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code. It is Micon's opinion that the Measured, Indicated and Inferred Mineral Resources presented above are individually the equivalent of the measured, indicated and inferred mineral resource categories as presented in the CIM standards.

(2) The Mineral Resources were estimated using 2D and 3D ordinary kriged block models, constrained by geological and grade domains.

(3) Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Financial and Operating Summary

The following table sets out certain selected financial and operating data for PGM for the years ended December 31, 2001 and 2000. The data has been derived from audited financial statements of PGM for the years ended December 31, 2001 and 2000 prepared in accordance with Australian generally accepted accounting principles.

                                                 Year ended December 31
                                                 ----------------------
                                                 2000              2001
                                                 ----              ----

Operational Data
Gold Production               000s oz             130               101
Cash Costs                     US$/oz             238               193
Average Gold Price             US$/oz             279               271

Income Statement Data
Revenue                         US$mm            34.1              33.5
EBITDA                          US$mm             6.6             (26.3)
EBITDA Margin                     %                19                --
Net Income                      US$mm             4.2             (18.4)

Cash Flow Data
Operating Cash Flow             US$mm            15.4               4.5

Since 1999, capital has been and continues to be expended on the development of the New Occidental zone and the Perseverance zone. In addition to development of access to, and opening up of, the underground zones, PGM invested capital into open pit mining of the remnant, near surface, Ore Reserves of the closed New Cobar underground operation.

In the PGM life-of-mine cash flow projections provision is made for future capital expenditures from 2003 to 2007. The development costs are incurred and expensed under an operating account, some of which is capitalized and transferred to the estimates of capital. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital. US$9.6 million, US$5.9 million and US$2.4 million is estimated to be spent in 2003, 2004 and 2005, respectively.

The total scheduled gold and copper output, for fiscal 2003 through fiscal 2005 are presented in the table below:


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                                      -9-


                                          2003       2004       2005
                                          ----       ----       ----

     Gold Production (ounces)            118,857    133,602   119,278
     Copper in Concentrate (tonnes)        761.1      710.0     913.5

Cash costs estimates for fiscal 2003 through fiscal 2005 are presented in the table below:

     Cash Costs(1)                        2003       2004       2005
     ----------                           ----       ----       ----

     Per Ounce Gold (US$/oz)              228.22     169.41    185.05


----------
(1)   Net of by-product credits.

Wheaton River Update

Production from Wheaton River's Luismin gold and silver operations in Mexico for the year ended December 31, 2002 totalled 193,372 gold equivalent ounces (106,578 gold ounces and 5.85 million silver ounces) at an estimated cash cost of US$187 per ounce. As at December 31, 2002 Wheaton River had cash and marketable securities of US$22.6 million.

6.    Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.    Omitted Information

Not applicable.

8.    Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


            DATED at Toronto, Ontario this 15th day of January, 2003.


                                WHEATON RIVER MINERALS LIMITED



                                Per:   "Ian W. Telfer"
                                     -------------------------------------------
                                       Ian W. Telfer
                                       Chairman and Chief Executive Officer